Exhibit 7(b)

ASSISTANT SECRETARY’S CERTIFICATE

(Liberty Media Corporation)

I, Ruth Huff, Assistant Secretary of Liberty Media Corporation (formerly known as Liberty Spinco, Inc., the “Corporation”), do hereby certify as follows:

Each of Craig Troyer and Pamela Coe has been and is now a duly elected and qualified Vice President of the Corporation. Pursuant to the Corporation’s organization documents and as authorized by the Corporation’s board of directors, officers of the Corporation with the title of Vice President, Senior Vice President or Executive Vice President have the authority, on behalf of the Corporation, to execute and file reports, schedules and forms with regulatory agencies, including, without limitation, the United States Securities and Exchange Commission.

IN WITNESS WHEREOF, I have executed this certificate as of the 22nd day of January, 2013.

/s/ Ruth Huff
Ruth Huff, Assistant Secretary